UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________
FORM 11-K
______________________________

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2008

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ____________ to _____________

Commission File Number: 000-25597

Umpqua Bank 401(k) and Profit Sharing Plan
(Full title of the Plan)

Umpqua Holdings Corporation
(Name of the issuer of the securities held pursuant to the Plan)

     Umpqua Bank Plaza
One SW Columbia Street, Suite 1200
Portland, OR 97258
(address of principal executive office of the issuer)

REQUIRED INFORMATION

1.	Not Applicable
2.	Not Applicable
3.	Not Applicable
4.

The Umpqua Bank 401(k) and Profit Sharing Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Furnished herewith are the financial statements and schedules of the Plan for the fiscal year ended December 31, 2008, prepared in accordance with the financial reporting requirements of ERISA.

UMPQUA BANK
401(k) AND PROFIT SHARING PLAN
__________

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
AND
FINANCIAL STATEMENTS
WITH
SUPPLEMENTAL SCHEDULE
__________

DECEMBER 31, 2008 AND 2007

CONTENTS
PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statements of net assets available for benefits	2
Statement of changes in net assets available for benefits	3
Notes to financial statements	4– 8

SUPPLEMENTAL SCHEDULE
Schedule H, Line 4(i) – Schedule of assets (held at end of year)	9– 10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees
Umpqua Bank 401(k) and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Umpqua Bank 401(k) and Profit Sharing Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held (at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Portland, Oregon
June 25, 2009

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007

ASSETS
Investments, at fair value:
Mutual funds	$43,841,689	$56,748,237
Common stock	7,947,821	8,007,802
Individually directed accounts	1,591,044	2,339,210
Participant loans	1,207,190	977,083

Total investment assets	54,587,744	68,072,332

Receivables:
Plan merger assets (Note 6)	-	4,030,693
Accrued earnings	27,463	99,241
Employer contributions	1,122,080	908,541
Employee contributions	195,640	14,124
Due from broker for securities sold	32,764	16,541

Total receivables	1,377,947	5,069,140

Cash	64,473	749,925

TOTAL ASSETS	56,030,164	73,891,397

LIABILITIES
Due to broker for securities purchased	268,774	696,761

NET ASSETS AVAILABLE FOR BENEFITS	$55,761,390	$73,194,636

See accompanying notes.		2

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2008

ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS ATTRIBUTED TO:
Investment income (loss):
Net depreciation in fair value of investments	$(19,419,266)
Dividends	369,645
Interest	253,190
Participant loan interest	84,292

(18,712,139)
Less investment expenses	(20,087)

Net investment loss	(18,732,226)

Contributions:
Employer	2,559,994
Participant	5,894,549
Rollovers	362,839

8,817,382

Total additions (deductions)	(9,914,844)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	7,244,694
Deemed distributions	137,205
Administrative expenses	136,503

Total deductions	7,518,402

CHANGE IN NET ASSETS	(17,433,246)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	73,194,636

End of year	$55,761,390

3	See accompanying notes.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Umpqua Bank 401(k) and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement, as amended, for a more complete description of Plan provisions.

General – The Plan is a 401(k) salary deferral and profit sharing plan covering substantially all employees of Umpqua Holdings Corporation and Subsidiaries (the Company), and is subject to provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company is the Plan’s sponsor and serves as plan administrator.

Eligibility – Employees of the Company are eligible to participate in the Plan upon reaching age 18 and after completing one hour of service.

Contributions – Participants may elect to contribute up to 100% of eligible compensation to the Plan each year. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan includes a discretionary Company contribution match of up to 6% of the employee’s contribution. The Company makes a discretionary profit sharing contribution to be allocated to all eligible employees based on the percentage of each employee’s eligible compensation to total eligible compensation. The profit sharing contribution is based on the Company’s performance, at the discretion of the Board of Directors, and if awarded is allocated to eligible employees once per year.

Contributions are subject to regulatory limitations.

Participant accounts – Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Participants may direct the investment of their account balances into various investment options offered by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Participants are fully vested at all times in that portion of their accounts attributable to their own contributions and earnings or losses thereon. A participant vests in the Company’s matching and profit sharing contributions and earnings/losses thereon pursuant to the following vesting schedule.

Years of Service	Percentage

Less than 1 year	0%
1 year but less than 2	20%
2 years but less than 3	40%
3 years but less than 4	60%
4 years but less than 5	80%
5 years or more	100%

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN – (continued)

Participant loans – Participants may borrow from their accounts a minimum of $1,000 up to 50% of participants’ vested accounts, but not in excess of $50,000. Loans are secured by the balance of the participant’s account and bear fixed, reasonable rates of interest, as determined by the plan administrator. The maximum loan term is five years unless the loan term qualifies as a home loan. Principal and interest are paid ratably through payroll deductions. As of December 31, 2008, the rates of interest on outstanding loans ranged from 4.25% to 10.25% with various maturities through March 2023.

Payment of benefits – On termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s account balance. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeitures – Forfeitures are the nonvested portion of a participant’s account that are lost upon termination of employment. Forfeitures are retained in the Plan and will be used to reduce future Company contributions. During 2008, $96,496 in forfeitures was used to reduce employer contributions. As of December 31, 2008 and 2007, respectively, forfeited nonvested accounts totaled $125,958 and $307,690.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting – The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, using the accrual method of accounting.

Use of estimates – The preparation of financial statements requires the use of estimates and assumptions that may affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment valuation – The Plan adopted the provisions of Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS No. 157) effective January 1, 2008. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

As a result of the adoption of SFAS No. 157, the Plan classified its investments as of December 31, 2008 based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value (see Note 4). The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Basis of Fair Value Measurement

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly;

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Investments are stated at fair value. If available, quoted market prices are used to value investments.

Loans to participants are not actively traded and significant other observable inputs are not available. Thus, the fair value of participant loans is equal to the amortized cost of the loans because the loans are secured by each respective participant’s account balance.

Income recognition – Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The net depreciation in fair value of investments consists of both the realized gains or losses and unrealized appreciation and depreciation of those investments.

Payment of benefits – Benefits are recorded when paid.

Expenses – Administrative expenses such as legal and accounting fees are paid by the Company. Transaction fees and investment management fees are paid by the Plan.

NOTE 3 – INVESTMENTS

Investments – Investments representing 5% or more of net assets available for benefits consist of the following as of December 31:

	2008	2007

Goldman Sachs Financial Square Prime Fund	$9,216,679	$8,459,577
Umqua Holdings Corporation Common Stock	$7,976,761	$8,038,482
PIMCO Total Return Fund	$6,850,644	$4,962,487
Growth Fund of America	$5,452,033	$8,170,492
Dodge & Cox Stock Fund	$4,268,416	$7,358,671
Van Kampen Equity and Income Fund	$2,886,942	NA
ING International Value Fund	NA	$5,287,705
Alger MidCap Growth Fund	NA	$3,760,357

During 2008, the Plan’s investments (including investments purchased, sold as well as held during the year) depreciated in fair value as follows:

Mutual funds	$(18,226,463)
Common stock	(409,099)
Individually directed accounts	(783,704)

Net depreciation in fair value of investments	$(19,419,266)

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 4 – FAIR VALUE MEASUREMENTS

The following table discloses by level the SFAS No. 157 fair value hierarchy discussed in Note 2.

	Investment Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Mutual funds	$43,841,689	$-	$-	$43,841,689
Common stock	7,947,821	-	-	7,947,821
Individually directed accounts	1,591,044	-	-	1,591,044
Participant loans	-	-	1,207,190	1,207,190

	$53,380,554	$-	$1,207,190	$54,587,744

The following table discloses the summary of changes in the fair value of the Plan’s level 3 investment assets:

Participant
Loans

Balance, beginning of year	$977,083
New loans	801,213
Repayments	(433,901)
Deemed distributions	(137,205)

Balance, end of year	$1,207,190

NOTE 5 – TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 8, 2005, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. No provision for income taxes has been included in the Plan’s financial statements.

NOTE 6 – PLAN MERGERS

On April 26, 2007, Umpqua Holdings Corporation acquired North Bay Bancorp. Assets were merged into the Plan from the former plan of North Bay Bancorp on December 31, 2007. As of December 31, 2007, merger assets receivable were $4,030,693, including $56,573 of participant loans. There were no assets merged for the 2008 Plan year.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 7 – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risk. It is reasonably possible that, given the level of risk associated with investment securities, changes in the near term could materially affect a participant’s account balance and the amounts reported in the financial statements.

NOTE 8 – PARTY-IN-INTEREST TRANSACTIONS

Plan investments include shares of the Umpqua Holdings Corporation Stock Fund which is comprised of common stock of the Company.

NOTE 9 – PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right to terminate the Plan and discontinue its contributions at any time. If the Plan is terminated, amounts allocated to a participant’s account become fully vested.

NOTE 10 – RECONCILIATION TO FORM 5500

The following are reconciliations of net assets available for benefits between the financial statements and the Form 5500 as of December 31:

	2008	2007
Net assets available for benefits per financial statements	$55,761,390	$73,194,636

Less benefits payable not included in the financial
statements until paid	(2,658)	(71,128)

Net assets available for benefits per Form 5500	$55,758,732	$73,123,508

The following is a reconciliation of total deductions for the year ended December 31, 2008:

Total deductions per financial statements		$7,518,402
Investment expenses per the financial statements		20,087
Benefit payments reported in 2007 but paid in 2008		(71,128)
Benefit payments reported in 2008 but paid in 2009		2,658

Total expenses per Form 5500		$7,470,019

SUPPLEMENTAL SCHEDULE

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
EIN: 93-0419143
PLAN NO. 001
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
YEAR ENDED DECEMBER 31, 2008

		(c)
	(b)	Description of Investment, Including		(e)
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Collateral, Par or Maturity Value	Cost	Value

	Alger MidCap Growth Fund	Mutual fund	**	$1,863,643
	Columbia Acorn Z Fund	Mutual fund	**	1,493,163
	Davis NY Venture A Fund	Mutual fund	**	1,845,003
	Dimensional Intenational Value Portfolio	Mutual fund	**	2,663,458
	Dodge & Cox Stock Fund	Mutual fund	**	4,268,416
	Dreyfus Mid Cap Index Fund	Mutual fund	**	893,749
	American Funds Europacific Growth Fund	Mutual fund	**	1,674,412
	Goldman Sachs Financial Square Prime Fund	Mutual fund	**	9,216,679
	Growth Fund of America A Fund	Mutual fund	**	5,452,033
	Riversource Mid Cap Value Fund	Mutual fund	**	17,081
	PIMCO Total Return Fund	Mutual fund	**	6,850,644
	Royce Low Priced Stock Fund	Mutual fund	**	1,540,077
	Vanguard Balanced Index Fund	Mutual fund	**	598,773
	Vanguard 500 Index Fund	Mutual fund	**	2,577,616
	VKM Equity & Income Fund	Mutual fund	**	2,886,942
	Acadian Emerging Markets Fund	Mutual fund – IDA	**	1
	SSGA Inst Gov Money Market Fund	Mutual fund – IDA	**	25,573
	Charles Scwhab Money Market Fund	Mutual fund – IDA	**	2,523
	Charles ScwhabValue Advantage	Mutual fund – IDA	**	17,552
	U.S. Global Investors Global Resources Fund	Mutual fund – IDA	**	4,859
*	Umpqua Holdings Corporation	Common stock	**	7,947,821
*	Umpqua Holdings Corporation	Common stock – IDA	**	28,940
	3M Co.	Common stock – IDA	**	51,786
	Allegheny Corp.	Common stock – IDA	**	32,148
	Altera Corporation	Common stock – IDA	**	61,827
	American Express Co.	Common stock – IDA	**	24,115
	Ascent Media Corp.	Common stock – IDA	**	786
	Cisco Systems Inc.	Common stock – IDA	**	6,520
	Coca Cola Co.	Common stock – IDA	**	86,013
	Comcast Corp.	Common stock – IDA	**	60,563
	Discovery Communications Inc. - A	Common stock – IDA	**	5,168
	Discovery Communications, Inc.	Common stock – IDA	**	4,887
	Dresser-Rand Group Inc.	Common stock – IDA	**	24,150
	Ecolab Inc.	Common stock – IDA	**	49,210
	E.W. Scripps Co. - A	Common stock – IDA	**	588
	General Electric Co	Common stock – IDA	**	56,700
	L-3 Communication Holdings Inc.	Common stock – IDA	**	51,646

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
EIN: 93-0419143
PLAN NO. 001
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
YEAR ENDED DECEMBER 31, 2008

		(c)
	(b)	Description of Investment, Including		(e)
	Identity of Issue, Borrower, Lessor	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value

	Liberty Entertainment	Common stock – IDA	**	38,106
	Liberty Global	Common stock – IDA	**	28,796
	Liberty Global – Ser A	Common stock – IDA	**	13,882
	Liberty Media Corp.	Common stock – IDA	**	8,505
	Liberty Media Hold-Cap Ser A	Common stock – IDA	**	2,567
	Microsoft Corp.	Common stock – IDA	**	64,152
	National Instruments Corp	Common stock – IDA	**	38,976
	Newfield Exploration	Common stock – IDA	**	39,500
	Noble Energy Inc.	Common stock – IDA	**	62,509
	Patriot Coal Corp	Common stock – IDA	**	-
	Peabody Energy Corp	Common stock – IDA	**	9,100
	Praxair, Inc.	Common stock – IDA	**	65,296
	Progressive Corp	Common stock – IDA	**	29,620
	Rogers Wireless Communications	Common stock – IDA	**	75,200
	Scripps Networks Interactive, Inc.	Common stock – IDA	**	17,600
	SLM Corp	Common stock – IDA	**	20,470
	Teva Pharmaceutical Industries, Ltd.	Common stock – IDA	**	17,028
	United Health Group Inc.	Common stock – IDA	**	50,487
	Wal-mart	Common stock – IDA	**	106,514
	Waste Management Inc.	Common stock – IDA	**	66,280
	Willis Group Holdings, Ltd.	Common stock – IDA	**	49,760
	FirstBank Puerto Rico N.A.	Certificate of deposit – IDA	**	94,810
	Morgan Stanley Bank	Certificate of deposit – IDA	**	96,331
*	Participant loans	4.25% – 10.25%, various maturity dates	-	1,207,190

				$ 54,587,744

*	Indicates party-in-interest
**	Information is not required as investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 25, 2009	Umpqua Bank 401(k) and Profit Sharing Plan

By: /s/ Steven L. Philpott
Steven L. Philpott
Chair of the Umpqua Bank 401(k) Advisory
Committee, Plan Administrator

EXHIBIT INDEX

Exhibit	Description
23.1	Consent of Independent Registered Public Accounting Firm